Exhibit 21







                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Phoenix Leasing Incorporated:

         We have audited the accompanying consolidated balance sheets of Phoenix Leasing Incorporated (a California corporation) and subsidiaries as of September 30, 1999 and June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of Phoenix Leasing Incorporated and subsidiaries as of September 30, 1999 and June 30, 1998, in conformity with generally accepted accounting principles.




San Francisco, California,                                   ARTHUR ANDERSEN LLP
December 28, 1999

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                      September 30,    June 30,
                                                          1999           1998
                                                          ----           ----

Cash and cash equivalents                             $  6,720,999  $  6,530,661
Investments in securities                               11,181,265     7,313,855
Trade accounts receivable, net of allowance for
  doubtful accounts of $41,534 and $55,173 at
  September 30, 1999 and June 30, 1998, respectively       310,293       131,575
Receivable from Phoenix Leasing Partnerships, other
  affiliates and trusts                                  3,444,482     4,515,180
Notes receivable from related party                      2,093,883     3,053,037
Equipment subject to lease                              28,093,038     6,622,323
Notes receivable                                        53,032,140    11,814,873
Investments in Phoenix Leasing Partnerships                216,088     2,085,922
Property and equipment, net of accumulated
  depreciation of  $8,654,783 and $11,541,407 at
  September  30, 1999 and June 30, 1998,
  respectively                                           5,463,220     5,900,642
Capitalized initial direct costs of originating
  leases and loans                                       2,394,849       464,207
Other assets                                             2,483,549     2,490,060
                                                      ------------  ------------

         TOTAL ASSETS                                 $115,433,806  $ 50,922,335
                                                      ============  ============

                      LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Warehouse lines of credit                             $ 64,462,354  $ 19,139,328
Payables to affiliates                                        --         382,264
Accounts payable and accrued expenses                    4,907,345     3,806,494
Long-term debt                                          19,185,694       140,215
Deficit in investments in Phoenix Leasing
  Partnerships                                              24,180       409,131
                                                      ------------  ------------

         TOTAL LIABILITIES                              88,579,573    23,877,432
                                                      ------------  ------------

Minority Interests in Consolidated Subsidiaries            169,309       122,744
                                                      ------------  ------------

Commitments and Contingencies (Note 16)

SHAREHOLDER'S EQUITY:

Common stock, without par value, 30,000,000 shares
  authorized, 5,433,600 issued and outstanding at
  September 30, 1999 and June 30, 1998, respectively        20,369        20,369
Additional capital                                      11,466,920    11,466,920
Accumulated other comprehensive income                   5,949,048       236,392
Retained earnings                                        9,248,587    15,198,478
                                                      ------------  ------------

         TOTAL SHAREHOLDER'S EQUITY                     26,684,924    26,922,159
                                                      ------------  ------------

         TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY   $115,433,806  $ 50,922,335
                                                      ============  ============

   The accompanying notes are an integral part of these financial statements.

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 1999


Note 1. Summary of Significant Accounting Policies:

         a. Organization - Phoenix Leasing Incorporated and subsidiaries (the Company), a wholly owned subsidiary of Phoenix American Incorporated (PAI), is engaged in the management of partnerships which specialize in equipment lease financing and secured lending. The Company also engages in similar financing activities for its own account and pools these loans and leases for sale to trusts which engage in the sale of asset backed securities.

         b. Principles of Consolidation - The consolidated financial statements include the accounts of Phoenix Leasing Incorporated and its wholly or majority-owned subsidiaries and subsidiaries over which the Company exerts control. All significant intercompany accounts and transactions have been eliminated in consolidation.

              Except as otherwise explained below, minority interests in the net assets and net income or loss of majority-owned subsidiaries are allocated on the basis of the proportionate ownership interests of the minority owners.

              Three of the consolidated subsidiaries are California limited partnerships (the Partnerships) which are general partners of three of the Phoenix Leasing Partnerships. As of September 30, 1999, the Company held a 50% general partner ownership interest in two of the Partnerships and a 62.5% interest in one. Under the terms of the partnership agreements, profits and losses attributable to acquisition fees paid to the Partnerships from Phoenix Leasing Partnerships are allocated to the limited partner (the minority owner in the Partnerships) in proportion to the limited partner's ownership interest. All remaining profits and losses are allocated to the Company. Distributions to the partners are made in accordance with the terms of the partnership agreement. The limited partner of each of the Partnerships is Lease Management Associates, Inc., a Nevada corporation controlled by an officer of the Company, who is the owner of PAI.

         c. Investments - Investments in Phoenix Leasing Partnerships reflect the Company's equity basis in the Phoenix Leasing Partnerships. Under the equity method of accounting the original investment is recorded at cost and is adjusted periodically to recognize the Company's share of earnings, losses and distributions after the date of acquisition. The Company has adopted the equity method of accounting on the basis of its control and significant influence over the Phoenix Leasing Partnerships.

         d. Equipment Leasing and Financing Operations - The Company's primary leasing activity is the origination of financing leases. The method of accounting for financing leases recognizes unearned income at the inception of the lease calculated as, the excess of net rentals receivable and estimated residual value at the end of the lease term, over the cost of the equipment leased. Unearned income is credited to income monthly over the term of the lease on a declining basis to provide an approximate level rate of return on the unrecovered cost of the investment. Initial direct costs of originating new leases and notes receivable are capitalized and amortized over the initial term.

              The Company's notes receivable generally are stated at their outstanding unpaid principal balances, which includes accrued interest. Interest income is accrued on the unpaid principal balance.

         e. Impaired Notes Receivable - Notes receivable are classified as impaired and the accrual of interest on such notes are discontinued when the contractual payment of principal and interest becomes 90 days past due or management has serious doubts about further collectibility of the contractual payments, even though the loan may currently be performing. When a note receivable is classified as impaired, income recognition is discontinued. Any payments received subsequent to the placement of the note receivable on impaired status will generally be applied towards the reduction of the outstanding note receivable balance, which may include previously accrued interest as well as principal. Once the principal and accrued interest has been reduced to zero, the remaining payments will be applied to interest income.

         f. Portfolio Valuation Methodology - The Company uses the portfolio method of accounting for net realizable value of the Company's equipment portfolio.

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 1999

Note 1.  Summary of Significant Accounting Policies (continued):

         g. Property and Equipment - Property and equipment which the Company holds for its own use are recorded at cost and depreciated on a straight-line basis over estimated useful lives ranging up to 45 years.

         h. Income Taxes - Prior to July 1, 1998, the Company was included in the consolidated and combined tax returns filed by PAI.

              Effective July 1, 1998, the Company and all its subsidiaries adopted treatment as a Subchapter "S" Corporation pursuant to the Federal Income Tax Regulations for tax reporting purposes and changed its fiscal year end from June 30 to September 30. Federal and state income tax regulations provide that taxes on the income or loss of the Company are reportable on the shareholder's individual income tax return. Therefore no provision for income taxes has been recorded for periods subsequent to July 1, 1998.

         i. Investments in Securities - Investments in securities, available for sale, are stated at fair value or amortized cost which approximates fair value, as specified by SFAS 115. Interest is recognized when earned.

         j. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         k. Reclassification - Certain 1998 balances have been reclassified to conform to the 1999 presentation.

         l. Cash and Cash Equivalents - Includes deposits at banks, investments in money market funds and other highly liquid short-term investments with original maturities of less than 90 days.

         m. Credit and Collateral - A credit evaluation is performed by the Company for all leases and loans made, with the collateral requirements determined on a case-by-case basis. The Company's loans are generally secured by the equipment or assets financed and, in some cases, other collateral of the borrower. In the event of default, the Company has the right to foreclose upon the collateral used to secure such financing.


Note 2.  Receivables from Phoenix Leasing Partnerships, Other Affiliates, and
         Trusts:

         Receivables from Phoenix Leasing Partnerships, other affiliates and trusts consist of the following:

                                                        September 30,  June 30,
                                                            1999         1998
                                                            ----         ----

         Management fees                                 $  155,083  $  342,154
         Acquisition fees                                   185,030     308,182
         Other receivables from Phoenix Leasing
           Partnerships, net                                203,542     846,578
         Secured line of credit due from Parent             615,019     468,453
         Receivable from Parent                           2,082,065   2,511,601
         Receivables from other corporate affiliates        203,743      38,212
                                                         ----------  ----------
                                                         $3,444,482  $4,515,180
                                                         ==========  ==========

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 1999


Note 3. Investments in Phoenix Leasing Partnerships:

         The Company records its investments in Phoenix Leasing Partnerships under the equity method of accounting. The ownership interest percentages vary, ranging from .5% up to 25%. As general partner, the Company has complete authority in, and responsibility for, the overall management and control of each partnership, which includes responsibility for supervising partnership acquisition, leasing, remarketing and sale of equipment. Distributions of cash from the partnerships are made at the discretion of the general partner; historically, a significant portion of the partnerships' earnings has been distributed annually.

         The activity in the investments in Phoenix Leasing Partnerships are as follows:

                                     Twelve Months Three Months   Twelve Months
                                         Ended         Ended          Ended
                                     September 30  September 30,    June 30,
                                         1999          1998           1998
                                         ----          ----           ----

         Balance, beginning of year  $ 1,655,329   $ 1,676,791   $   939,942
         Additional investments        1,159,756          --       9,024,452
         Write-off investment         (1,583,868)         --      (4,991,925)
         Equity in earnings              943,259       467,081     1,412,308
         Cash distributions           (1,982,568)     (488,543)   (4,707,987)
                                     -----------   -----------   -----------
         Balance, end of year        $   191,908   $ 1,655,329   $ 1,676,791
                                     ===========   ===========   ===========

         The Company's total investments in Phoenix Leasing Partnerships are comprised of investments in certain partnerships which are subject to fluctuations due to partnerships' performances and timing of cash distributions. At times the investment in those partnerships will be a deficit.

         In addition, four of the Phoenix Leasing Partnerships ceased operations as of December 31, 1997 and one as of December 31, 1998. At closing, the Company, as General Partner, was required to make additional capital contributions to the extent of differences between the Partnership's general partner's tax capital account and book capital account balances. The capital contributions were subsequently written off to bring the book capital account balance to $0. The Company recorded a loss of $1,583,868 and $4,991,925 as a result of these write-offs during the twelve months ended September 30, 1999 and June 30, 1998, respectively.

          The aggregate positive investment and aggregate deficit investment balances are presented separately on the balance sheets as of September 30, 1999 and June 30, 1998.

         The partnerships own and lease equipment. All debt of the partnerships is secured by the equipment and is without recourse to the general partners. The unaudited financial statements of the partnerships reflect the following combined, summarized financial information

                                                            September 30,
                                                                1999
                                                                ----

         Assets                                             $58,331,000
         Liabilities                                          3,380,000
         Partners' Capital                                   54,951,000

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 1999

Note 3. Investments in Phoenix Leasing Partnerships (continued):

                                         Twelve Months     Three Months
                                             Ended             Ended
                                         September 30,     September 30,
                                             1999              1998
                                             ----              ----

         Revenue                          $17,166,000       $ 5,365,000
         Net Income                         9,152,000         2,766,000


Note 4.  Equipment Subject to Lease and Notes Receivable:

         Equipment subject to lease includes the Company's investments in leveraged leases, investments in financing leases and operating leases, which the Company purchases with the intention of selling the equipment to one of its affiliated limited partnerships or to trusts, and off-lease equipment held for remarketing and sale.

         Equipment subject to lease consists of the following:

                                                      September 30,   June 30,
                                                          1999          1998
                                                          ----          ----

         Equipment on lease and held for lease, net
           of accumulated depreciation of $1,014,088
           and $1,049,718 at September 30, 1999 and
           June 30, 1998, respectively                $   677,498  $    65,921
         Leverage leases                                     --      1,051,728
         Equipment held for resale                        174,326      252,133
         Investment in financing leases                26,910,121    4,954,636
         Lease Residuals                                  331,093      297,905
                                                      -----------  -----------

         Total equipment subject to lease             $28,093,038  $ 6,622,323
                                                      ===========  ===========

Leverage Leases:
---------------

         The Company's net investment in leveraged leases is composed of the following elements:

                                                    September 30,    June 30,
                                                        1999           1998
                                                        ----           ----

         Rental receivable (net of principal and
           interest on the nonrecourse debt)           $ --        $      --
         Estimated residual value of leased assets       --          1,740,972
         Less: Unearned and deferred income              --           (689,244)
                                                       ------      -----------

         Net investment in leveraged leases            $ --        $ 1,051,728
                                                       ======      ===========

Investment in Financing Leases:
------------------------------

         The Company has entered into direct lease arrangements with companies engaged in different industries located throughout the United States. Generally, it is the responsibility of the lessee to provide maintenance on leased equipment.

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 1999


Note 4.  Equipment Subject to Lease and Notes Receivable (continued):

         The Company's net investment in financing leases consists of the following:

                                                 September 30,     June 30,
                                                     1999            1998
                                                     ----            ----

         Minimum lease payments to be received   $ 34,723,627   $  6,594,860
         Less:  unearned income                    (7,587,775)    (1,584,490)
                allowance for early termination      (225,731)       (55,734)
                                                 ------------   ------------

         Net investment in financing leases      $ 26,910,121   $  4,954,636
                                                 ============   ============

         Minimum rentals to be received on non-cancelable financing leases for the twelve months ended September 30, are as follows:

         2000 .................................................. $ 10,705,488
         2001 ...................................................  10,520,594
         2002 ...................................................   8,330,819
         2003 ...................................................   4,168,023
         2004 ...................................................     947,224
         Thereafter..............................................      51,479
                                                                 -------------

              Total                                              $ 34,723,627
                                                                 =============

Notes Receivable:
----------------

         Notes receivable for the years consists of the following:

                                                    September 30,    June 30,
                                                        1999           1998
                                                        ----           ----

         Notes receivable from emerging growth and
           other companies with stated interest
           ranging from 9.7% to 26.8% per annum
           receivable in installments ranging from
           35 to 85 months collateralized by the
           equipment financed                       $ 53,482,375   $  2,258,164
         Less: allowance for losses                     (451,234)      (443,291)
                                                    ------------   ------------

              Total                                 $ 53,032,141   $ 11,814,873
                                                    ============   ============

         Minimum payments to be received on non-cancelable notes receivable for the twelve months ended September 30, are as follows:

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 1999


Note 4.  Equipment Subject to Lease and Notes Receivable (continued):

         2000 ................................................. $ 17,651,033
         2001 .................................................   18,466,129
         2002 .................................................   16,758,280
         2003 .................................................   11,620,163
         2004 .................................................    4,998,673
         Thereafter............................................    1,280,156
                                                                ------------
         Total minimum payments to be received.................   70,774,434
         Impaired notes receivable.............................      817,765
         Less:  unearned interest..............................  (18,108,824)
                allowance for losses...........................     (451,234)
                                                                ------------

              Net investment in notes receivable                $ 53,032,141
                                                                ============

         At September 30, 1999, the recorded investment in notes that are considered to be impaired was $817,765. The average recorded investment in impaired loans during the twelve months ended September 30, 1999 and June 30, 1998 was $404,472 and $26,420, respectively. The average recorded investment in impaired loans during the three months ended September 30, 1998 was $41,006.

         The activity in the allowance for losses on notes receivable is as follows:

                                       Twelve Months Three Months  Twelve Months
                                           Ended         Ended         Ended
                                       September 30  September 30,   June 30,
                                           1999          1998          1998
                                           ----          ----          ----

         Beginning balance              $ 334,409     $  443,291    $    --
           Provision for (recovery of)
             losses                       478,189        (46,275)      623,686
           Write downs                   (361,364)       (62,607)     (180,395)
                                        ---------      ---------     ---------

         Ending balance                 $ 451,234      $ 334,409     $ 443,291
                                        =========      =========     =========


Note 5.  Transfer of Leased Assets and Notes Receivable:

         The Company temporarily funds and holds equipment financing transactions structured as either financing leases or notes receivable. These financing transactions are held by the Company for a short period of time before they are then transferred to a special purpose entity for the purpose of securitizing the payment streams. To date, the Company has been involved in five such securitization transactions. The first three transactions were entered into prior to June 30, 1997, the fourth transaction was entered into on November 25, 1997, and the fifth on May 25, 1998. The Company recognized a net gain of $484,060 upon the initial transfer of assets to a special purpose entity in connection with the November 25, 1997 securitization transaction and a net gain of $392,570 upon the initial transfer of assets to a special purpose entity in connection with the May 25, 1998 securitization transaction. Pursuant to these securitization transactions, the Company may continue to transfer additional finance leases or notes receivable to these special purpose entities on a monthly basis for a period of one year from the date of each securitization transaction (the Revolver Periods). During the twelve months ended September 30, 1999 and June 30, 1998, as well as the three months ended September 30, 1998, the Company transferred additional financing leases and notes receivable to special purpose entities and recognized gains of $855,504, $2,046,765 and $590,184, respectively. As of September 30, 1999, the Revolver Periods under the securitizations had expired. During the period ending September 30, 1999 the Company closed two sales of loans and leases for $18,787,767 of proceeds and recognized total net losses of $686,745.

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 1999

Note 5.  Transfer of Leased Assets and Notes Receivable (continued):

         Loans and leases financed under short term warehouse lines of credit are accounted for as held for sale and carried at the lower of cost or market. Loans and leases financed under term debt facilities are accounted for as held for investment and carried at cost.

                                                     September 30,    June 30,
                                                         1999           1998
                                                         ----           ----

         Equipment subject to lease:
              Held for sale                          $24,392,505    $ 5,310,307
              Held for investment                      3,700,533      1,312,016
                                                     -----------    -----------
                                                     $28,093,038    $ 6,622,323
                                                     ===========    ===========

         Notes receivable:
              Held for sale                          $36,954,599    $11,814,873
              Held for investment                     16,077,541           --
                                                     -----------    -----------
                                                     $53,032,140    $11,814,873
                                                     ===========    ===========


Note 6.  Property and Equipment:

         Major classes of property and equipment are as follows:

                                                     September 30,    June 30,
                                                         1999           1998
                                                         ----           ----

         Land                                        $ 1,077,830    $ 1,077,830
         Buildings                                     7,795,494      7,452,634
         Office furniture, fixtures and equipment      4,345,830      8,012,736
         Other                                           898,849        898,849
                                                     -----------    -----------

                                                      14,118,003     17,442,049
         Less accumulated depreciation and
           amortization                               (8,654,783)   (11,541,407)
                                                     -----------    -----------

         Net Property and Equipment                  $ 5,463,220    $ 5,900,642
                                                     ===========    ===========

         PAI owns its headquarters building in San Rafael, California. The Company paid $7,749,476 to purchase the land and construct the building. The cost of construction was paid for with a combination of $2,749,476 in cash from the Company's operations and a $5,000,000 advance from PAI. The $5,000,000 advance is included as a reduction in receivable from Phoenix Leasing Partnerships and other affiliates. PAI has pledged the market value of the building as security for a $5,000,000 Industrial Revenue Bond ("IRB") which PAI has with the City of San Rafael, California. The principal of the IRB is payable in a lump sum payment on October 1, 2004. The Company paid $203,418, $233,492 and $45,363 in interest payments related to the IRB during the twelve months ended September 30, 1999 and June 30, 1998, and the three months ended September 30, 1998, respectively.

         A portion of the Company's headquarters had been leased to third parties through October of 1998. Effective August 1, 1999, the Company and ResourcePhoenix.Com, Inc. (RPC), an affiliate, have entered into a rental agreement with a termination date of July 31, 2001 in which RPC will pay rent in the amount of $53,650 per month.

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 1999

Note 7.  Investments in Securities:

         The Company accounts for its investments in securities under the Financial Accounting Standards Board issued Statement of Financial Accounting
Standards No. 115 - Accounting for Certain Investments in Debt and Equity Securities (SFAS 115). This pronouncement prescribes specific accounting
treatment   for   investments   based  on   their   classification   as   either
held-to-maturity securities (HTM), available-for-sale securities (AFS) or trading securities, as defined in the statement.

         In connection with the five prior lease and note  securitizations  (see
Note 6) the Company acquired Class C Equipment Investment Trust Certificates (Class C Shares) and notes. The Class C Shares are classified as AFS and are reported at their estimated fair value of $6,689,254 and $6,880,457, as of September 30, 1999 and June 30, 1998, respectively. The Class C Shares do not have a specified contractual maturity. The Company determined that under the standards of SFAS 115 a writedown was required to adjust the carrying value of four of the five Class C Shares to fair value. The writedown in the amount of $6,141,937 was recorded in the twelve months ended September 30, 1999. The gross unrealized gain on the Class C Shares from the remaining securitization as of September 30, 1999 and June 30, 1998 was $1,457,037 and $0, respectively. This amount was recorded as an adjustment to shareholder's equity.

         All other equities held by the Company are classified as AFS and are reported at their fair value of $4,492,011 and $433,398 at September 30, 1999 and June 30, 1998, respectively. Gross unrealized gains on such securities as of September 30, 1999 and June 30, 1998 were $4,492,011 and $393,987, respectively.

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement establishes accounting and reporting standards requiring every derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. This Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

         Statement 133 is effective for fiscal years beginning after June 15, 2000. Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, substantively modified after December 31, 1997.

         The Company uses derivative financial instruments from time to time to hedge against exposures to market risks resulting from fluctuations in interest rates. Derivative financial instruments used by the Company include interest rate on future securitization transactions. Gains or losses related to these interest rate swap agreements that qualify for hedge accounting are recognized as adjustments to the carrying amount of the hedged item.

         During the twelve months ended September 30, 1999, the Company expensed $854,708 related to the interest rate lock-in which was being capitalized. This interest rate lock was for a securitization transaction which did not occur.


Note 8.  Fair Value of Financial Instruments:

         Investments in Securities
         -------------------------

         The carrying amounts of investments in securities, available for sale, reported in the balance sheets approximate their fair values.

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 1999

Note 8.  Fair Value of Financial Instruments (continued):

         Notes Receivable and Debt
         -------------------------

         The fair values of the Company's notes receivable and debt are estimated based on the market prices of similar instruments or on the current market interest rates for instruments with similar terms, maturities, and risks. The estimated fair values of the Company's notes receivable and debt approximate the carrying amounts reported in the balance sheets.


Note 9.  Short-Term and Warehouse Lines of Credit:

          To provide interim financing for equipment and working capital needs, the Company executes lines of credit which consist of short-term notes with banks with interest rates equal to the prime rate or the banks' index rate. All lines of credit are renewable annually at the banks' option.

         The Company, through PAI, had access to one short-term line of credit totaling $2.5 million. As of June 30, 1999, the line of credit was fully paid off and the line was terminated.

         In addition, the Company has three secured short-term warehouse lines of credit totaling $82.5 million, which are used to provide interim financing for the acquisition of equipment and the financing of notes receivable. As of September 30, 1999 and June 30, 1998, $64.5 and $19.1 million, respectively, of these lines have been drawn down and are due in one year or less. The draw-downs under these lines are collateralized by investments in financing leases and notes receivable. The interest rate is tied to the Bank's base rate or LIBOR (London Interbank Offered Rate). The commitment period for one of the lines of credit which totals $37.5 million ($31.7 million outstanding at September 30, 1999) terminates on December 31, 1999. The second line of credit which totals $25 million ($12.9 million outstanding at September 30, 1999) terminates on December 15, 1999. Availability under this line was capped at its outstanding balance at September 30, 1999 and the Company does not have the ability to reborrow under this line. Subsequent to year end this line has been extended to March 31, 2000. The third line of credit which totals $20 million ($19.9 million outstanding at September 30, 1999). The Company's ability to borrow under the line expires on December 31, 1999. Balances remaining under the line after December 31, 1999 will fully amortize over a two year period. Monthly payments are based on the lesser of the aggregate payments received by the Company on its leases and notes receivable or the aggregate principal and interest amount outstanding on the credit line.

         In connection with the Company's lines of credit, various financial ratios and other covenants must be maintained. The Company has guaranteed its right, title and interest in certain of its assets and the future receipts from these assets in order to secure payment and performance of these credit lines.

         The Company is negotiating to extend the termination date on the $37.5 million line of credit to the end of April 2000. Management believes that it will be able to continue to finance its operations through the period ending September 30, 2000. This may be done by extending and/or refinancing its existing debt, sales of leases and loans, and sales of investments.

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 1999

Note 10.  Long-Term Debt:

         Long-term debt consists of the following:

                                                          September 30, June 30,
                                                              1999        1998
                                                              ----        ----

              Mortgage payable at varying interest rates
         with an initial rate of 8.75% secured by a first
         deed of trust on real property with a value of
         $167,650. Note is amortized over 83 months with
         monthly payments of $559 and a final payment of
         $121,267                                            $133,482   $140,215


         The aggregate long-term debt maturities for the fiscal years ended September 30, are as follows:

         2000..............................................  $  7,797
         2001..............................................   125,685
                                                             --------
         Total                                               $133,482
                                                             ========

         On July 15, 1998, the Company entered into a term loan agreement with a bank. Under the term loan, the Company could borrow up to $10,000,000 for the purpose of financing or refinancing the investments in financing leases and notes receivable. The amounts borrowed under the loan agreement are collateralized by these assets financed. On August 24, 1998, the Company borrowed $9,999,648. This amount is due and payable in 48 months. On August 15, 1999, the Company entered into an agreement to increase the amount that could be borrowed to $14,500,000. On August 30, 1999, the Company borrowed $4,458,240. At September 30, 1999, $11,984,442 was outstanding.

         Interest on this term loan is accrued on the outstanding principal balance at a fixed rate in excess of the two-year U.S. Treasury rate that was in effect at the time of the funding. The amount payable for each month is calculated by taking the difference of the amount received from leases and notes receivable and the monthly servicing fee, as well as expenses paid to unaffiliated third parties for legal and collection expenses related to defaulted leases and notes receivable. Payments will first be applied to interest and the remainder applied to the principal outstanding.

         On June 28, 1999, the Company entered into a term loan agreement with a bank. Under the term loan agreement, the Company could borrow up to $7,500,000 for the purpose of financing or refinancing the investments in financing leases and notes receivable. The amounts borrowed under the loan agreement are collateralized by these assets financed. On July 2, 1999, the Company borrowed $7,325,666. This amount is due and payable in 48 months. At September 30, 1999, $7,067,770 is outstanding.

         The terms of the agreement with the bank allow for an election between a prime rate or a LIBOR (London Interbank Offered Rate). The amount payable for each month is calculated by taking the difference of the amount received from leases and notes receivable and the monthly servicing fee, as well as expenses paid to unaffiliated third parties for legal and collection expenses related to defaulted leases and notes receivable. Payments will first be applied to interest and the remainder applied to the principal outstanding.

         For both term loan agreements, the Company has also pledged its right, title and interest in certain of its assets and the future receipts from these assets, to secure payment and performance of the loans.

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 1999

Note 11.  Income Taxes:

         Effective July 1, 1998, the Company and all its subsidiaries adopted treatment as a Subchapter "S" Corporation pursuant to the Federal Income Tax Regulations for tax reporting purposes. Federal and State income tax regulations provide that taxes on the income or loss of the Company are reportable on the shareholder's individual income tax return.

         For the twelve months ended June 30, 1998, the Company's income for tax reporting purposes was included in the consolidated and combined tax returns filed by PAI which were prepared on the accrual basis of accounting. In accordance with a Tax Sharing Agreement effective July 1, 1991, between the Company and PAI, PAI has assumed all tax liabilities and benefits arising from the Company's income or loss. The Company computed and recorded its tax attributes and the related benefit was transferred to PAI.

         The provision for income taxes for the year ended June 30, 1998 consisted of the following:

                                                              1998
                                                              ----

         Current tax expense                               $ 1,198,968
         Deferred tax benefit                                 (913,044)
                                                           -----------

                                                           $   285,924
                                                           ===========

         Cumulative temporary differences of $6,554,133 as of June 30, 1998 was primarily related to differences in book and tax accounting treatments for leveraged leases.

         The difference between the effective tax rate and statutory tax rate was due to certain expenses deductible for financial reporting purposes but not for tax purposes, state tax expense net of federal benefit and other miscellaneous items.


Note 12.  Transactions with Related Parties:

         The Company provided an interest bearing secured line of credit totaling $10,000,000 to Phoenix Precision Graphics, Inc. (PPG) secured by the common stock of PPG. PPG is a wholly owned subsidiary of PAI. As of October 1, 1998, this secured line of credit was transferred to Phoenix American, Inc. As of September 30, 1999, $56,781 of this line of credit was outstanding and is included in Receivables from Phoenix Leasing Partnerships, other affiliates, and trusts on the balance sheet.

         The Company has contracted with ReSourcePhoenix.com, Inc. (RPC) to perform accounting, investor related, and information technology services. The Company paid RPC $1,827,791, $2,399,031 and $522,072 for these services for the twelve months ended September 30, 1999 and June 30, 1998, and for the three months ended September 30, 1998, respectively. In addition, the Company paid its parent $1,012,854, $602,030 and $344,695 for the same periods, respectively, for legal, human resources and other administrative services.

         Effective August 1, 1999, the Parent transferred certain of its employees who performed corporate functions including legal, human resources, facilities management, word processing and other administrative functions to RPC. As a result, effective August 1, 1999, the Company has entered into an agreement with RPC in which RPC will perform accounting, investor services, information technology services, legal, human resources and other administrative services for a monthly program fee. The terms of the agreement is for one year, unless earlier terminated and shall renew automatically for successive one year terms unless written notice is received by either party at least ninety days prior.

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 1999

Note 12.  Transactions with Related Parties (continued):

         The Company provides an interest bearing secured line of credit to PAI's controlling shareholder, which is secured by the common stock of RPC (a California corporation owned by PAI's controlling shareholder). As of September 30, 1999, $2,093,859 of this line of credit had been drawn down and is included in notes receivable from related parties. In October 1999 this line of credit was fully paid off by PAI's controlling shareholder.

         The Company earned a management fee from an affiliate of $500,296 and $154,622 for the twelve months ended September 30, 1999 and June 30, 1998, respectively, and $24,675 for the three months ended September 30, 1998. This management fee is included in Portfolio management fees.


Note 13.  Commitments and Contingencies:

         Purchase Commitments. The Company has entered into agreements which contain specific purchase commitments. The Company may satisfy these commitments by purchasing equipment for its own account or by assigning equipment purchases to its affiliated partnerships. At September 30, 1999, the Company anticipates being able to satisfy its future obligations under the agreements.

         Funding Leases and Loans. As of September 30, 1999 the Company had unexpired remaining commitments to customers to fund lease and loan transactions aggregating $90,552,937. The Company's obligation to fund under these commitments is subject to various terms and conditions including satisfactory performance to plan. The commitments typically expire within a year of the original commitment date.

         Legal Proceedings. On October 28, 1997, a class action complaint was filed against Phoenix Leasing Incorporated, Phoenix Leasing Associates, II and III LP., Phoenix Securities Inc. and Phoenix American Incorporated (the "Companies") in California Superior Court for the County of Sacramento by eleven individuals on behalf of investors in Phoenix Leasing Cash Distribution Funds I through V (the Partnerships"). The Companies were served with the complaint on December 9, 1997. The complaint sought declaratory and other relief including accounting, receivership, imposition of a constructive trust and judicial dissolution and winding up of the Partnerships, and damages based on fraud, breach of fiduciary duty and breach of contract by the Companies as general partners of the Partnerships.

         Plaintiffs severed one cause of action from the complaint, a claim related to the marketing and sale of CDF V, and transferred it to Marin County Superior Court (the "Berger Action"). Plaintiffs then dismissed the remaining claims in Sacramento Superior Court and refiled them in a separate lawsuit making similar allegations (the "Ash Action"). That complaint was subsequently transferred to Marin County as well.

         Plaintiffs have amended the Berger Action twice. Defendants recently answered the complaint. Discovery has recently commenced. The Companies intend to vigorously defend the complaint.

         Defendants have filed a demurrer to the Ash Action, which plaintiffs amended three times. Discovery has not commenced. The Companies intend to vigorously defend the complaint.

         Impact of Year 2000 Issue. RPC, an affiliate of PLI, does all local computer processing for PLI and as such it manages the Company's Year 2000 project.

         RPC has a Year 2000 project plan in place. The Year 2000 project team has identified risks, and has implemented remediation procedures for its Year 2000 issues. RPC has budgeted for the necessary changes, built contingency plans, and has progressed along the scheduled timeline. Installation of all remediation changes to critical software and hardware was completed on November 5, 1999.

                  PHOENIX LEASING INCORPORATED AND SUBSIDIARIES
                      NOTES TO CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 1999

Note 13.  Commitments and Contingencies (continued):

         From September 1, 1997 to September 30, 1999 the Company has incurred direct costs of approximately $2,839,748 related to its Year 2000 compliance efforts, of which $2,297,496 is attributable to consulting services. These costs do not include compensation expense associated with our salaried employees nor those of RPC who have devoted some of their time to the Year 2000 assessment and remediation efforts.

         The Company does not have exposure to any individual customer that would materially affect the Company should the customer experience a significant Year 2000 problem. However, cumulative exposure to multiple individual customers could materially affect the Company should multiple customers experience a significant Year 2000 problem.


Note 14.  Subsequent Events:

         On November 18, 1999, the Company sold leases and notes receivable to a third party with a net carrying value of $4,133,045 for cash proceeds of $4,463,610.

         On December 20, 1999, the Company sold leases and notes receivable to a third party with a net carrying value of $5,186,669 for cash proceeds of $5,281,770.

         As of December 27, 1999, the gross unrealized gains on the Company's equity investments increased $15,969,942 since September 30, 1999. Of this increase, $8,625,068 is related to investments which were not marketable at September 30, 1999 which have since become marketable at December 27, 1999. The remaining amount of the increase is attributable to the change in fair market value of the investments from September 30, 1999 to December 27, 1999.